Exhibit 11

Earnings Per Share Calculations

Basic net loss per share are computed by dividing net loss by the weighted average number of shares outstanding for the year. Diluted loss per share is similar except that the weighted average number of shares outstanding is increased by shares issuable upon exercise of stock options and warrants for which the market price exceeds exercise price, less shares that could have been purchased by the Company with the related proceeds.

	Three Months Ended November 30, 2004		Three Months Ended November 30, 2003
	Basic	Diluted	Basic	Diluted
Net earnings	$(147,194)	$(147,194)	$(47,167)	$(47,167)

Average shares outstanding	764,474	764,474	763,565	763,565

Effect of dilutive securities:
Options and Warrants *	0	0	0	0

Equivalent shares	764,474	764,474	763,565	763,565

Earnings per share	$(0.19)	$(0.19)	$(0.06)	$(0.06)

* All potential shares are anti-dilutive for the three months ended November 30, 2003 and November 30, 2004.

	Six Months Ended November 30, 2004		Six Months Ended November 30, 2003
	Basic	Diluted	Basic	Diluted
Net earnings	$(235,531)	$(235,531)	$(111,326)	$(111,326)

Average shares outstanding	764,020	764,020	763,565	763,565

Effect of dilutive securities:
Options and Warrants*	0	0	0	0

Equivalent shares	764,020	764,020	763,565	763,565

Earnings per share	$(0.31)	$(0.31)	$(0.15)	$(0.15)

* All potential shares are anti-dilutive for the six months ended November 30, 2003 and November 30, 2004.